February 26, 2025

Robert W. Greyber
Chief Executive Officer
Vacasa, Inc.
830 NW 13th Avenue
Portland, OR 97209

       Re: Vacasa, Inc.
           Schedule 13E-3 filed January 31, 2025
           File No. 005-93396
           Preliminary Proxy Statement on Schedule 14A filed January 31, 2025 File No. 001-41130
Dear Robert W. Greyber:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your preliminary proxy statement, unless otherwise indicated.

Preliminary Proxy Statement and Schedule 13E-3 filed January 31, 2025
General

1. We note your disclosure throughout that the Merger Consideration is subject to a potential downward adjustment if Vacasa's Unit Count decreases by a certain amount or if Vacasa's Liquidity drops below a certain threshold, and it appears that both metrics will only be calculated within at most 10 days before the Special Meeting when stockholders will be asked to approve the Merger Agreement. Since the price to be paid to unaffiliated stockholders will not be known until such time, please explain to us how the filing persons will amend and disseminate an updated disclosure document that includes the actual amount of the consideration stockholders will receive.
 February 26, 2025
Page 2

Background of the Mergers, page 19

2. We note that the October 22 CR Proposal included a potential downward adjustment with a floor of $3.00 per share based on 30,000 units under management at closing.
       Please revise your disclosure to address why a floor was not included in the final version of the Merger Agreement.
3. Refer to your disclosure on page 34 regarding Company management holding a call to review its financial forecast with Party I and Party J. With a view towards clarified disclosure, please confirm whether management conducted this meeting and review of financial forecast pursuant to instructions from the Special Committee and whether the Special Committee reviewed this financial forecast.
Recommendation of the Special Committee and the Board; Reasons for the Mergers, page 44

4.     Refer to comment 1 above. Please revise to explain how the Special
Committee
       reached its fairness determination, in light of the unknown amount of consideration that the unaffiliated stockholders will receive for their shares. Explain whether the
       Special Committee and other filing parties intend to reevaluate fairness once the final amount of the Merger Consideration is known, and how and when they will provide that updated fairness analysis. If they do not intend to update their determination, the fairness discussion in the proxy statement generally should be revised to specifically note that the price upon which any fairness determination was based is not necessarily the price that stockholders will receive. Please note this comment also applies to the fairness determination of the Board and the position of the Purchaser Filing Parties and of the Rollover Filing Parties as to the fairness of the Mergers.
5.     Refer to the bullet captioned "Interests of Vacasa   s Directors and
Executive Officers"
       on page 48. Please revise to describe how the interests that Vacasa's directors and executive offers may have in the Mergers differ from those of Vacasa's unaffiliated stockholders. Alternatively, you may provide a cross-reference to another section of your preliminary proxy statement describing these interests in more detail.
6. Refer to the statement on page 51 that "[a] majority of the Board concluded that the uncertainties, risks and potentially negative factors relevant to the Mergers were outweighed by the potential benefits of the Mergers." With a view towards disclosure, please tell us what "uncertainties, risks and potentially negative factors relevant to the
       Mergers" the Board considered regarding the Mergers.
Opinion of PJT Partners, page 52

7.     Refer to the description of the fairness opinion by PJT Partners on page
52 and
       elsewhere being "based upon and subject to, among other things [   ] the
       consideration to be received by the holders of shares of Company Stock." Please revise to explain what amount of consideration PJT Partners factored in preparing and issuing its fairness opinion since the Merger Consideration is subject to a potential downward adjustment of $0.10 for every 500 units that the Unit Count falls below
       32,000 units, meaning it cannot be ascertained until the Adjustment Measurement
       Date. To the extent it appears that the fairness opinion analysis was based on a price that may not be what stockholders ultimately receive in the Mergers, the disclosure
 February 26, 2025
Page 3

       regarding any filing party's reliance on that opinion in reaching its fairness determination must specifically address this point in disclosure. Benefits of the Mergers for the Unaffiliated Security Holders, page 67

8. Please balance your disclosure here and elsewhere throughout your preliminary proxy statement when discussing the $5.02 per share price to prominently clarify that this amount is not certain at this time and will not be known until closer to the Special
       Meeting, due to the potential downward adjustment.
Certain Company Financial Forecasts, page 69

9.     We note the reference at the bottom of page 70 to the table summarizing the
       projections provided. Please revise to include the full projections instead of a summary. In this regard, with a view towards disclosure, please explain why you did not include the monthly unit count forecast for January through May of 2025, which relates to the downward adjustment of the Merger Consideration, as shown in many of the PJT Partners presentations included as exhibits to your Schedule
13E-3.
10. We note references throughout the section captioned "Background of the Mergers" to projections and forecasts provided to the Board or the Special Committee on July 3,
       July 19, and December 9. With a view towards clarified disclosure, please tell us whether these projections are included in the "Projections" as that term is defined on page 52 of your preliminary proxy statement. Alternatively, please revise your filing to include these projections.
11. In addition, we note the statement on page 31 that on October 1, 2024, the Special
       Committee "also requested that Company management update the Company's long-
       range financial plan to ensure that the Special Committee was apprised of the latest information on the Company's liquidity needs and financial projections when
       evaluating the Company   s 'stand alone' case against any final
proposals." If these
       projections were updated and provided to the Special Committee, please revise your filings to include these projections. Alternatively, please tell us why management did not update these projections.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Brian Soares at 202-551-3690.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions